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                            January 22, 2021

       Joseph Francella
       Chief Executive Officer
       Limitless Venture Group Inc.
       121 E. 36th Street
       Tulsa, OK 74106

                                                        Re: Limitless Venture
Group Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 2
                                                            Filed January 19,
2021
                                                            File No. 024-11128

       Dear Mr. Francella:

                                                        We have reviewed your
amendment and have the following comment.

               Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post-qualification Amendment No. 2 to Form 1-A filed January 19, 2021

       Item 7. Description of Business:, page 15

   1. We note that you have entered into agreements to acquire 51% of the outstanding stock of
                                                        Rokin, Inc. Please
describe Rokin, Inc. and the acquisition agreement, and file these agreements with your
next amendment. See Item 7(a)(1)(vii) of Part II to Form 1-A.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Joseph Francella
Limitless Venture Group Inc.
January 22, 2021
Page 2

       You may contact Jason L. Drory at 202-551-8342 or Celeste Murphy at 202-551-3257
with any questions.



                                                       Sincerely,
FirstName LastNameJoseph Francella
                                                       Division of Corporation
Finance
Comapany NameLimitless Venture Group Inc.
                                                       Office of Life Sciences
January 22, 2021 Page 2
cc:       Thomas C. Cook
FirstName LastName